



05008345

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
MAY 19 2005
WASH., D.C.
202
SECTION

Stockholm, May 12, 2005

SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8-613 65 84
Fax +46 8 613 65 78

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

Encl.:
Press releases:
April 26, 2005 – Three month report January –March 2005
April, 27, 2005 – Gambro to build new manufacturing plant for dialysers with synthetic membrane in Opelika, Alabama

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731



REPORT
April 26, 2005

Three month report January-March 2005

- **Revenues up 6% currency adjusted**
- **EBITDA margin at 19.0% (16.3%)**
- **Net income MSEK 882 (278), including capital gain MSEK 408 from MacGREGOR divestiture**
- **Earnings per share at SEK 2.54 (0.76)**, excluding MacGREGOR capital gain 1.36 (0.76)
- **New IFRS accounting standards implemented, prior periods restated**

MSEK	Q1			Currency
Reported according to International Financial Reporting Standards (IFRS)[1]	2005	2004	Nominal	adjusted
Revenues	3,359	3,227	+4%	+6%
EBITDA	638	525	+22%	+25%
EBITDA margin	19.0%	16.3%		
EBIT	305	194	+57%	+56%
EBT	736	206	+257%	
Net income (incl. GHC US)	882	278	+217%	
whereof discontinued operations	280	194	+44%	
Earnings per share, SEK	2.54	0.76	+234%	
Operating cash flow	-89	-101	+12%	

(1) According to IFRS 5, Gambro Healthcare US is considered discontinued operations and is reported on a separate line below tax.

First quarter highlights:

- In December 2004 Gambro entered into an agreement to divest the US clinics business to DaVita, subject to approval by the US Federal Trade Commission. According to the new accounting rules IFRS 5, Gambro Healthcare US is considered discontinued operations and is reported on a separate line.
- **Revenue** growth for the group reached 6% currency adjusted. Gambro Renal Products revenues increased 3% currency adjusted. Gambro BCT reached 19% currency adjusted growth and Gambro Healthcare International revenues increased 11% currency adjusted. All business areas posted revenue growth in line with or above outlook for 2005.
- **EBITDA margin** for the group rose to 19.0% (16.3%), reflecting improvements in Gambro Renal Products at 18.3% (14.9%) and Gambro Healthcare International at 17.5% (16.2%). Gambro BCT posted a strong first quarter EBITDA margin at 32.7% (34.6%).
- **Net debt** was reduced to MSEK 5,705 compared to MSEK 5,820 in the fourth quarter 2004. The positive effect from the MacGREGOR divestiture was partly offset by currency effects.

"Gambro continues to grow faster than the market and in line with the company's outlook for 2005. Profitability is growing significantly faster than revenues, resulting in higher margins. Several new growth initiatives have been taken" said Sören Mellstig, Gambro President and CEO.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO®

April 26, 2005

Key data

MSEK	Q1 2005	Q1 2004	April 2004-March 2005	Full year 2004
Revenues	3,359	3,227	13,536	13,404
Operating earnings before depr. (EBITDA)	638	525	2,361	2,248
EBITDA margin	*19.0%*	*16.3%*	*17.4%*	*16.8%*
Operating earnings (EBIT)	305	194	1,041	930
EBIT margin	*9.1%*	*6.0%*	*7.7%*	*6.9%*
Earnings before tax (EBT)	736	206	1,607	1,077
Earnings per share excl nonrecurring, SEK	1.36	0.76	4.97	4.37
Earnings per share (EPS), SEK	2.54	0.76	-0.18	-1.96
Operating cash flow [1)]	-89	-101	1,022	1,010
Net debt	5,705	5,943	5,705	5,820

1) Cash flow before acquisitions, divestitures and taxes

Revenues by market

MSEK	Q1 2005	Q1 2004	Nominal	Currency adj.	Full year 2004
Europe, Africa and Middle East	2,058	1,998	*+3%*	*+4%*	8,147
United States	736	730	*+1%*	*+7%*	3,077
Asia, rest of the world	565	499	*+13%*	*+14%*	2,180
Total	3,359	3,227	*+4%*	*+6%*	13,404

FIRST QUARTER 2005 (* =currency adjusted)

Beginning the financial year 2005, Gambro is applying International Financial Reporting Standards (IFRS). The most significant differences from previous accounting principles are:

- Goodwill amortization discontinued, IFRS 3
- Discontinued operations are reported on separate line below income taxes (Gambro Healthcare US), IFRS 5
- Stock option programs are expensed as personnel costs, IFRS 2
- Financial instruments are subject to market valuation, IAS 39

All business areas have reported revenue growth above market growth and in line with or above the 2005 outlook. Earnings are growing faster than revenues resulting in a solid profitability development. Gambro is growing strongly in the U.S., Asia and rest of the world, in line with the ambition to strengthen the position in these markets.

Several growth and business development initiatives have been taken, including:

Navigant Gambro has decided to increase the scope of the Navigant project to include plasma pathogen reduction. The increased scope is driven by customer interest, attractive market size, synergies with other BCT business and benefits from coordination with the development of the platelets system. Spending is expected to increase by MUSD 13 over the next two years.

Regenerative medicine During the first quarter Gambro announced that the company will enter the emerging field of regenerative medicine. Regenerative medicine involves the use of stem cells for improving and restoring the functionality of organs. As a first step Gambro will invest approximately MSEK 100 during a three-year period for research purposes. Gambro

will focus its research on restoring the functionality of kidneys using adult stem cells and on new tools for cell handling and processing, based on Gambro BCT technology. The research will be conducted in close collaboration with external partners.

MacGREGOR Gambro and Industri Kapital finalized the previously announced divestment of the co-owned marine cargo handling company MacGREGOR to Kone Corporation for an enterprise value of approximately MSEK 1,650. The sale resulted in a capital gain for Gambro of MSEK 408 and released MSEK 576 in liquid funds including repayment of MacGREGOR's debt to Gambro. The capital gain has been recognized during the first quarter 2005.

Revenues for the quarter showed a growth of 6%*. Revenue development was healthy in the U.S. +7%*, driven by the favorable development for Gambro BCT and Gambro Renal Products. Europe, Africa and Middle East posted a growth of 4%*. Revenues in Asia and the rest of the world increased strongly by +14%*. All business areas showed a growth in line with or above the outlook for 2005, see page 5.

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 19.0% (16.3%). The Group margin includes significantly higher margins for Gambro Renal Products and Gambro Healthcare International compared to the first quarter 2004. Gambro BCT continues to deliver high, stable margins. Excluding IFRS accounting effects (valuation of financial instruments and stock option programs) in the first quarter 2005 and costs related to plant closures and stock option programs in the first quarter 2004 the EBITDA margin was 19.7% (19.6%).

EBIT (Earnings before interest and taxes) for the group was improved by 57% (+56%*) to MSEK 305 (194). The EBIT margin reached 9.1% (6.0%).

The **financial net** was improved from first quarter last year to MSEK 431 (12), primarily driven by the capital gain from the MacGREGOR divestiture that was finalized during the quarter.

Earnings before tax (EBT) was higher in the quarter at MSEK 736 (206). The EBT margin reached 21.9% (6.4%). EBT for quarter one 2005 include a capital gain of MSEK 408 related to the finalized divestment of MacGREGOR. Excluding the MacGREGOR capital gain the margin increased to 9.8% (6.4%).

Net income for the quarter reached MSEK 882 (278) including discontinued operations. Excluding discontinued operations net income reached MSEK 602 (84).

Financial position

MSEK	Q1 2005	Q1 2004	Full year 2004
Net debt[1], closing balance	5,705	5,943	5,820
Financial net	+431	+12	+147
of which interest net	-11	+14	+108
Average interest rate	5.6%	3.1%	3.3%

1) Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

Net debt was reduced by MSEK 115 compared to the end of 2004. The net debt effect of the MacGREGOR divestiture was MSEK 470. The reduction in the first quarter 2005 was negatively impacted by MSEK 583 in currency effects.

Operating cash flow

MSEK	Q1 2005	Q1 2004	Full year 2004
Earnings before taxes excl. nonrecurring	328[1)]	206	1,077
Depreciation and amortization	333	331	1,318
Change in operating working capital[2)]	-421	-386	-109
Capital expenditure, net	-329	-252	-1,276
Operating cash flow	**-89**	**-101**	**1,010**
Of which currency effects in operating cash flow	-162	-162	+85

1) Excluding MacGREGOR divestiture, MSEK 408
2) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.

Excluding currency effects in both periods the **operating cash flow** reached MSEK +73 the first quarter of 2005, compared to MSEK +61 last year.

COMPANY OBJECTIVES FOR 2005 (at constant currencies)

Gambro reconfirms the overall objectives for the year 2005: For 2005 the company is expecting a revenue growth in the range of 6-8 percent for its continuing business (excluding Gambro Healthcare US). Gambro targets a growth in earnings and operating cash flow in excess of revenue growth for 2005. The strategic steps taken in 2004 to sell the U.S. clinics and establish a strategic alliance with DaVita have sharpened the platform for future growth and profitability. The strategies for the business areas remain valid, but measures are now being taken to create additional growth on top of the current plans following the divestiture of Gambro Healthcare US. **Gambro Renal Products'** objective is to achieve a revenue growth in the range of 3-5% and improve the operating margin. Sales to DaVita within the preferred supplier agreement framework are expected to start ramping up during 2005, but will not change the outlook. **Gambro BCT's** objective is to reach a revenue growth of about 10-12%, while protecting operating margin. **Gambro Healthcare's** (excluding the U.S. clinics) objective is to reach a revenue growth in the range of 10-15% of which approximately 2/3 will be organic. Operating earnings should grow at a slightly higher rate than revenues.

Long term, the company has an ambition to grow revenues at a rate of 10-15% annually and earnings (EPS) at a rate of 15% annually.

Long term Gambro will target a net debt to equity ratio of maximum 0.5.

GAMBRO RENAL PRODUCTS

MSEK	Q1 2005	2004	Nominal	Currency adjusted
Revenues	2,482	2,448	+1%	+3%
- of which is intra-group	80	74	+8%	+9%
EBITDA	453	364	+25%	+26%
EBITDA margin	18.3%	14.9%		
EBIT	203	114	+78%	+81%
EBIT margin	8.2%	4.7%		

Gambro Renal Products first quarter 2005

Revenues increased by 3% currency adjusted. Sales growth in the intensive care business continued to be strong across all regions. The dialyzer business continued to show good performance. The sales trend was favorable in markets such as the U.S., Spain, China, Korea, South America, Canada, Poland and Turkey.

The development for recently launched products has been strong in the quarter. The positive market response to the intensive care system Prismaflex continued and sales for the recently introduced water treatment system WRO 300 was strong. The system is now available in all key markets. The PD development was also strong, with growth rates above market growth.

Operating earnings margin (EBITDA) for Gambro Renal Products was higher at 18.3% compared to 14.9% first quarter last year. The margin development reflects a favorable product mix. Increases in raw material costs have been offset by improvements achieved through the performance improvement programs.

Earnings were negatively impacted by MSEK 38 as a consequence of new methods of accounting for hedge contracts within the new accounting standards (IAS 39). The first quarter earnings last year (2004) were burdened by costs associated with the plant closures in Koga, Japan and Dransfeld, Germany. These costs totaled MSEK 101 in the first quarter 2004. Excluding these effects the underlying profitability (EBITDA margin) improved to 19.8% from 19.0%.

The process of establishing a new synthetic dialyzer plant in North America is progressing and a thorough location analysis has been conducted. The plant location will soon be made public. The investment supports Gambro´s strategy to further grow its business in the fast expanding market for synthetic dialyzers and will strengthen Gambro´s position in the region.

The integration of the liver support company Teraklin that was acquired in September 2004 is progressing according to plan.

GAMBRO BCT

MSEK	Q1 2005	2004	Nominal	Currency adjusted
Revenues	521	457	+14%	+19%
EBITDA	171	158	+8%	+14%
EBITDA margin	32.7%	34.6%		
EBIT	124	115	+8%	+14%
EBIT margin	23.8%	25.1%		
Navigant Biotechnologies expenses (EBIT)	12	12		

Gambro BCT first quarter 2005

Revenues in the first quarter were strong, reaching 19% growth in constant currencies. Excluding the sales from Ivex Pharmaceuticals, acquired in May 2004, the currency adjusted sales growth was 13%. In the U.S., BCT's largest market, sales growth was healthy. Europe and Asia realized strong revenue growth driven by major markets such as UK, France, Spain, and Japan. Conversion of worldwide blood bank customers to Trima Accel continues, with 60% of Trima disposable unit volume converted to Accel. In Japan the Gambro BCT market share continued to increase due to growth in Trima system placements.

Orbisac sales were strong contributing to revenue and margin development and also preparing the market for the future launch of the Atreus Whole Blood Processing System.

Earnings before depreciation and amortization (EBITDA) increased by 8% and just like in 2004, Gambro BCT started the year with a strong first quarter. EBITDA margin reached 32.7%, compared to 34.6% in the first quarter last year. The slightly lower margin compared to the first quarter 2004 reflects higher structural costs driven by volume expansions and increased raw material costs.

In March, the US FDA cleared platelets collected with Gambro BCT's Trima and COBE Spectra Collection Systems for routine storage and patient transfusion up to seven days, when tested for bacteria according to a specific protocol. Apheresis platelets collected with any other system must be transfused within five days because of concerns about bacterial contamination. The additional two days of shelf life provided by the Gambro BCT clearance will give direct advantage to Gambro BCT customers in terms of platelet availability and logistics.

In late 2004 Gambro BCT completed several level one clinical trials for the Atreus Whole Blood Processing System in six blood centers in the US and Europe. The trials involved manual collection of whole blood from healthy donors and processing of the blood into platelet, plasma and RBC units using the Atreus system. Gambro BCT is completing the last of the level one studies and is currently working with Blood Center Skåne in Lund University Hospital on level two customer usability trials.

During the period, Gambro BCT and Pall, Inc. signed a new multi-year contract for leukocyte (white blood cell) reduction filters. Pall will be the global provider of leukoreduction filters for red cells, plasma and platelets for Gambro BCT's automated blood collection and whole blood processing systems. Gambro BCT is developing automated processing technologies for blood centers to separate whole blood into leukoreduced components in a single step. Blood centers generally carry out these

processes manually with time-consuming, labor-intensive steps. Automation of whole blood processing will deliver high quality, consistent blood components and Pall's leukoreduction filters will be a critical element of this new technology.

Navigant Biotechnologies, Inc.

In 2004, Navigant continued to meet its milestones including the successful completion of recovery and survival trials, completion of toxicology testing and demonstration of significant pathogen kill levels in laboratory test on its platelets pathogen reduction product. Navigant has also been preparing for the human platelets clinical trial, which will start in Europe before the end of 2005.

Additionally, certain geographic areas with well-developed blood safety systems, but with concerns about pathogen levels, have been working with Navigant to determine their interest in its plasma pathogen reduction technology. As a result of this customer interest, the attractive market sizes, synergy with Gambro BCT's business in these geographies and because the plasma system is in many ways similar to the platelets system (so incremental work on plasma will be less than starting an entirely new system), Gambro will increase funding levels for Navigant to support the development of a plasma pathogen reduction system. This is in addition to the existing system already under development for platelets and will be a milestone-driven program that will increase spending at Navigant by approximately MUSD 13 over the next two years, assuming successful completion of those milestones.

In the first quarter 2005 MSEK 12 (12) was invested in Navigant Biotechnologies, Inc.

Gambro is no longer seeking external funding opportunities for Navigant.

Navigant also continues to develop and test its Mirasol Pathogen Reduction Technology (PRT) for applications improving the safety and availability of transfused blood for U.S. Armed Forces.

GAMBRO HEALTHCARE INTERNATIONAL

MSEK	Q1 2005	2004	Nominal	Currency adjusted
Revenues	436	396	*+10%*	*+11%*
EBITDA	76	64	*+19%*	*+19%*
EBITDA margin	17.5%	16.2%		
EBIT	42	32	*+31%*	*+31%*
EBIT margin	9.6%	8.1%		

	March 31 2005	2004	March 31, 2005 vs. March 31, 2004	March 31, 2005 vs. Dec 31, 2004
Total number of clinics	**146**	**142**	**+4**	**+2[1)]**
Total number of patients	**11,200**	**10,400**	**+800**	**+200**

1) During the first quarter 3 new clinic were opened and 1 clinic was divested.

	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1
Total number of treatments in consolidated clinics ('000)				409	388	370	365	357
Number of dialysis days	79	79	78	77	79	79	78	78

Gambro Healthcare International (non-U.S.) first quarter 2005

Gambro Healthcare International experienced revenue growth of 11% for the first quarter 2005. Organic treatment growth was good at 5%, mainly coming from Poland, Italy, Australia, Argentina and Uruguay. The business segment has also recognized reimbursement increases in several markets like Turkey, France and Portugal. The revenue growth for the first quarter is slightly lower due to fewer treatment days.

Operating earnings margin (EBITDA) increased to 17.5% compared to 16.2% first quarter last year. The improvement in the margin is mainly explained by higher revenue per treatment, reimbursement increase in France, operational efficiency improvements and good cost control.

During the quarter, expansion in Poland continued with the opening of another two clinics with some 110 patients. One clinic was opened in Turkey and one clinic in Italy was divested.

GAMBRO HEALTHCARE US (discontinued operations)

MSEK	Q1 2005	2004	Nominal	Currency adjusted
Revenues	3,280	3,351	-2%	+4%
EBITDA	576	533	+8%	+15%
EBITDA margin	17.6%	15.9%		
EBIT	443	396	+12%	+18%
EBIT margin	13.5%	11.8%		

	March 31 2005	2004	March 31, 2005 vs. March 31, 2004	March 31, 2005 vs. Dec 31, 2004
Total number of clinics	566	566	0	+2[1]
Total number of patients	43,100	43,500	-400	+200

1) During the first quarter 2 new clinics were opened.

	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1
Total number of treatments in consolidated clinics ('000)				1,601	1,650	1,648	1,646	1,638
Number of dialysis days	79	79	78	77	79	79	78	78
Revenue per treatment, U.S. (USD)				297	294	292	286	278
of which is lab services				10	10	10	10	11

Gambro Healthcare US first quarter 2005

Revenue per treatment in the U.S. was USD 297, a USD 19 increase from the first quarter of 2004 and an increase of USD 3 over the fourth quarter of 2004. The improvements were driven by a combination of price increases and an increase in overall pharma administration supporting the patient outcomes program. MMA (Medicare Modernization Act) had a neutral impact on the revenues in the first quarter.

Non-acquired treatment growth was flat during the first quarter 2005, a result of the business area's strategy to focus on operational efficiency, medical outcomes and profitability improvements while being selective in terms of pursuing patient growth.

Operating earnings margin (EBITDA) increased to 17.6% from 15.9% in the first quarter 2004. The improvement has been driven by operational efficiency efforts, cost consciousness and successful efforts to mitigate labor cost increases. Labor cost was 1.1% higher than in the first quarter 2004.

The focus remains on medical outcomes and efficient clinic operations, and as a result overall patient outcomes have continued to improve as well as profitability and cash flow.

The process of divesting Gambro Healthcare US to DaVita continues. The transaction is being reviewed by the U.S. Federal Trade Commission (FTC). Gambro has been informed that DaVita is in discussions with the FTC. Predicting the timing of the process is difficult but based on information available, Gambro continues to estimate that an agreement will be reached during the second quarter of 2005.

INVESTMENTS

MSEK	Q1 2005	Q1 2004	Full year 2004
Gambro Healthcare [1]	33	18	137
Gambro Renal Products	245	187	919
Gambro BCT	69	57	281
Total investments excluding acquisitions [2]	347	262	1,337
Acquisitions	0	8	50
Total investments gross	347	270	1,387
Less: Disposals including divestments	-78	-10	-63
Total investment activities	269	260	1,324
1) *Excluding Gambro Healthcare US*			
2) Of which is capitalized development expenditures	43	32	145

Gambro Renal Products' investments partly refer to new production capacity for synthetic dialyzers and to upgrading of the BiCart manufacturing in Lund, Sweden. The investments in Gambro Healthcare are to a large extent related to the expansion in Poland. The BCT investment is mainly related to capacity expansion and preparation for new product launches.

PERSONNEL

The number of Gambro employees increased by 115 during the first quarter. By the end of the period, the total number of employees amounted to 21,394 (21,134), of which 9,991 belong to Gambro Healthcare US.

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 155 (209) for the first quarter 2005. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 161 (286).

AFTER THE BALANCE SHEET DATE

At the Gambro Annual General Meeting on April 12, 2005, the proposed dividend to shareholders of SEK 1.30 per share was approved.

The Meeting approved the proposed mandatory redemption for purposes of distributing SEK 9,995 billion to the shareholders representing SEK 29 per share. The distribution of capital is conditional upon the closing of the DaVita transaction, i.e. divestiture of Gambro Healthcare US.

The Meeting approved the decision by the Board of Directors regarding the size of and the main principles for Gambro's employee stock option- and share appreciation program for 2005 as well as two share programs for 2005, i.e. restricted shares and performance shares.

Stockholm, April 26, 2005

Sören Mellstig
President and CEO
This report has not been subject to examination by the Company's auditors.

GAMBRO®

April 26, 2005

FOR FURTHER INFORMATION PLEASE CONTACT:
Lars Granlöf, SVP, CFO, tel. +46-8-613 65 48, +46 70 513 65 48
Paula Treutiger, VP, Corporate Communications, tel. +46 8 613 65 99, +46 733 66 65 99
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 733 66 65 84
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

TELECONFERENCE AND WEB CAST
The company will host a conference call and web cast to present its first quarter results today, April 26 at 16.00 Central European time. +44 (0)20 7162 0180 (if calling from Europe), +1 334 323 6203 (if calling from the US). Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com/investors/.

CALENDAR 2005

July 21	Six-month report, January-June 2005
Oct. 20	Nine-month report, January-September 2005

ACCOUNTING PRINCIPLES
This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting. As of 2005 Gambro is applying International Financial Reporting Standards (IFRS) as approved by the EU with effect from December 31, 2005. The most important differences between previous accounting principles and IFRS are as follows:

- Goodwill is no longer being amortized (IFRS 3)
- In the case of discontinued operations (Gambro Healthcare US), all depreciation has ceased and net income is being reported on a separate line (IFRS 5)
- Share-based incentive programs are being expensed (IFRS 2)
- Derivatives are being carried at market value (IAS 39)

These new accounting principles are described in detail in a document published by Gambro on April 5, 2005. This document also presents restated quarterly data for each segment. Reconciliations between previous reporting and IFRS can be found at the end of this interim report.

On April 14 the International Accounting Standards Board (IASB) published an amendment to IAS 39. This amendment permits hedge accounting of forecasted intra-group transactions. The amendment becomes effective on January 1, 2006 but earlier application is permitted. Gambro believes that the amendment published by the IASB will be approved by the EU before the end of this year. The company is therefore choosing to apply the standard with effect from January 1, 2005 together with the associated transitional rules in IFRS 1.

In brief, the amendment to IAS 39 means that the market value of the hedge is to be recognized directly in equity until the hedged transaction impacts on profit/loss. Once the hedged transaction impacts on profit/loss, the hedge too is to be recognized in profit/loss.

As a consequence of the new accounting rules and the new group structure resulting from the Gambro Healthcare US divestiture the statement of the tax rate in the quarterly reports will be changed. The tax rate will be stated the same way as in the annual report, without the add-back of goodwill amortization resulting in a tax rate of approximately 40%.

GAMBRO

April 26, 2005

GAMBRO GROUP INCOME STATEMENT

MSEK	Q1 2005	Q1 2004	April 2004 March 2005	Full year 2004
Continuing operations				
Revenues	**3,359**	**3,227**	**13,536**	**13,404**
Cost of sales	-2,067	-1,988	-8,465	-8,386
Gross earnings	**1,292**	**1,239**	**5,071**	**5,018**
Operating expenses [1]	-987	-1,045	-4,030	-4,088
Earnings before interest and taxes (EBIT) [2]	**305**	**194**	**1,041**	**930**
Financial items, net [3]	431	12	566	147
Earnings before tax (EBT)	**736**	**206**	**1,607**	**1,077**
Taxes	-134	-122	-534	-522
Net income from continuing operations	**602**	**84**	**1,073**	**555**
Profit for the period from discontinued operations [4]	280	194	-1,071	-1,157
Net income [4]	**882**	**278**	**2**	**-602**
Net income attributable to:				
The shareholders of the parent company	874	261	-63	-676
Minority interest	8	17	65	74
	882	**278**	**2**	**-602**
1) Including expenses for stock options and SAR-programs	14	-6	-191	-211
2) Earnings before depreciation and amortization (EBITDA)	638	525	2,361	2,248
3) Including capital gain from divestiture of MacGREGOR	408		408	
4) Impact on net income of non-recurring item related to the agreement with the U.S Department of Justice			-2,181	-2,181
Earnings per share before and after dilution calculated on the net income for the continuing operations attributable to the parent company shareholders in the periods (SEK)	1.75	0.24	3.11	1.60
Earnings per share before and after dilution calculated on the net income for the discontinuing operations attributable to the parent company shareholders in the periods (SEK)	0.79	0.52	-3.29	-3.56
Earnings per share before and after dilution calculated on the net income for the whole operations attributable to the parent company shareholders in the periods (SEK)	2.54	0.76	-0.18	-1.96

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

Exchange rates

	Closing rates 2005 Q1	Closing rates 2004 Q1	Average rates 2005 Q1	Average rates 2004 Q1	2004 Q2	2004 Q3	2004 Q4	2004 YTD
USD-rate	7.05	7.57	6.90	7.35	7.59	7.50	6.96	7.35
EUR-rate	9.14	9.26	9.07	9.18	9.15	9.15	9.04	9.13

GAMBRO

April 26, 2005

QUARTERLY DATA PER SEGMENT

	2005	2004				
	Q1	Q1	Q2	Q3	Q4	Total
Revenues from continuing operations						
Gambro Renal Products	2,482	2,448	2,538	2,454	2,587	10,027
Gambro BCT	521	457	507	528	518	2,010
Gambro Healthcare Int.	436	396	408	418	440	1,662
Intra-group	-80	-74	-72	-76	-73	-295
Total Revenues	**3,359**	**3,227**	**3,381**	**3,324**	**3,472**	**13,404**
Operating earnings before depr. (EBITDA) from contuining operations						
Gambro Renal Products	453 [1]	364 [2]	505	466	491	1,826 [2]
Gambro BCT	171	158	150	167	144	619
Gambro Healthcare Int.	76	64	68	66	80	278
Other	-62	-61	-182	-238	6	-475
Total operating earnings - before depr. (EBITDA)	**638**	**525**	**541**	**461**	**721**	**2,248**
where of expenses for stock-options and SAR-program	14	-6	-97	-179	71	-211
EBITDA-margin %	**19.0%**	**16.3%**	**16.0%**	**13.9%**	**20.8%**	**16.8%**
Depreciation and amortization from continuing operations						
Gambro Renal Products	-250	-250	-250	-240	-243	-983
Gambro BCT	-47	-43	-48	-51	-46	-188
Gambro Healthcare Int.	-34	-32	-28	-32	-30	-122
Other	-2	-6	-5	-5	-9	-25
Total depreciation and amortization	**-333**	**-331**	**-331**	**-328**	**-328**	**-1,318**
Operating earnings after depr. (EBIT) from continuing operations						
Gambro Renal Products	203 [1]	114 [2]	255	226	248	843 [2]
Gambro BCT	124	115	102	116	98	431
Gambro Healthcare Int.	42	32	40	34	50	156
Other	-64	-67	-187	-243	-3	-500
Total EBIT	**305**	**194**	**210**	**133**	**393**	**930**
margin %	**9.1%**	**6.0%**	**6.2%**	**4.0%**	**11.3%**	**6.9%**
Financial net from continuing operations						
Interest net	-11	14	67 [3]	8	19	108
Other financial items	442 [4]	-2	-6	-4	51 [5]	39
Financial net	**431**	**12**	**61**	**4**	**70**	**147**
Earnings before tax (EBT) from continuing operations	**736**	**206**	**271**	**137**	**463**	**1,077**

1) Earnings were negatively impacted by MSEK 38 as a consequence of new methods of accounting for hedge contracts according to the new accounting standard IAS 39.
2) EBITDA and EBIT includes MSEK 101 in one-off costs related to the closure of two plants.
3) Including MSEK 54 in accrued interest income from MacGREGOR (from 1998 until June 2004).
4) Including capital gain from divesture of MacGREGOR, MSEK 408.
5) Including MSEK +148 in early redemption of derivatives, reduced by a provision of MSEK -89 related to a loan to an independent clinic operator.

QUARTERLY DATA PER SEGMENT (cont.)

	2005	2004				
	Q1	Q1	Q2	Q3	Q4	Total
Assets						
Gambro Renal Products	11,293	11,518	11,610	11,418	11,114	
Gambro BCT	1,729	1,498	1,610	1,634	1,562	
Gambro Healthcare Int.	2,535	2,526	2,484	2,513	2,536	
Eliminations	-53	-49	-48	-51	-49	
Total segment assets	**15,504**	**15,493**	**15,656**	**15,514**	**15,163**	
Other	1,395	729	831	977	572	
Gambro Healthcare US		14,798	14,573	14,207	13,821	
Assets classified as held for sale	14,293					
Shares and participations	122	125	119	119	123	
Deferred and current tax assets	860	1,292	1,773	1,614	1,581	
Liquid assets	581	671	454	886	659	
Interest bearing receivables	279	1,236	1,286	1,473	370	
Total assets	**33,034**	**34,344**	**34,692**	**34,790**	**32,289**	
Liabilities						
Gambro Renal Products	2,234	2,292	2,244	2,208	2,160	
Gambro BCT	233	172	234	252	248	
Gambro Healthcare Int.	365	439	468	488	442	
Eliminations	-53	-49	-48	-51	-49	
Total segment liabilities	**2,779**	**2,854**	**2,898**	**2,897**	**2,801**	
Other	571	751	3,500	3,557	760	
Gambro Healthcare US		1,267	1,289	1,304	1,951	
Liabilities directly associated with assets classified as held for sale	2,159					
Shareholders' equity	19,963	20,350	18,122	18,299	18,474	
Provisions for taxes and tax liabilities	997	1,272	1,413	1,159	1,454	
Interest bearing liabilities incl. pensions	6,565	7,850	7,470	7,574	6,849	
Total shareholders' equity and liabilities	**33,034**	**34,344**	**34,692**	**34,790**	**32,289**	
Investments gross						
Gambro Renal Products	245	187	246	238	254	925
Gambro BCT	69	57	96	72	94	319
Gambro Healthcare Int.	33	26	27	40	50	143
Total investment gross	**347**	**270**	**369**	**350**	**398**	**1,387**
Revenues by market						
Europe, Africa and Middle East	2,058	1,998	2,083	1,960	2,106	8,147
United States	736	730	769	779	799	3,077
Americas (excl. USA) Asia and Pacific	565	499	529	585	567	2,180
Total	**3,359**	**3,227**	**3,381**	**3,324**	**3,472**	**13,404**
Assets by market						
Europe, Africa and Middle East	11,568	11,380	11,597	11,463	11,309	
United States	1,967	2,084	2,113	2,099	2,006	
Asia and rest of world	1,969	2,029	1,946	1,952	1,848	
Total segment assets	**15,504**	**15,493**	**15,656**	**15,514**	**15,163**	
Investments gross by market						
Europe, Africa and Middle East	252	178	279	244	267	968
United States	51	50	51	64	91	256
Asia and rest of world	44	42	39	42	40	163
Total investments gross	**347**	**270**	**369**	**350**	**398**	**1,387**

GAMBRO

April 26, 2005

GAMBRO GROUP BALANCE SHEET

MSEK	March 31 **2005**	March 31 2004	December 31 2004
ASSETS			
Fixed assets			
Intangible assets [1]	2,717	12,196	11,005
Tangible assets	5,957	8,104	7,597
Shares and participations	122	125	123
Long-term receivables	1,064	2,533	1,606
Total fixed assets	**9,860**	**22,958**	**20,331**
Current assets			
Inventories	2,019	2,572	2,255
Trade receivables	4,899	6,220	6,858
Other current receivables	1,382	1,923	2,186
Liquid assets	581	671	659
	8,881	**11,386**	**11,958**
Assets classified as held for sale	14,293		
Total current assets	**23,174**	**11,386**	**11,958**
TOTAL ASSETS	**33,034**	**34,344**	**32,289**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Equity related to the shareholders of the parent company [2]	19,858	20,193	18,387
Minority interest	105	157	87
Shareholders' equity	19,963	20,350	18,474
Long-term non interest bearing liabilities	1,209	1,435	1,784
Long-term interest bearing liabilities	4,688	4,856	4,593
Current liabilities	5,015	7,703	7,438
Liabilities directly associated with assets classified as held for sale	2,159		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**33,034**	**34,344**	**32,289**
NET DEBT	5,705	5,943	5,820
1) Of which goodwill	1,716	10,996	9,829

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

CHANGES IN SHAREHOLDERS' EQUITY

	March 31		December 31
MSEK	**2005**	2004	2004
Equity:			
Reported opening balance	**18,474**	**19,714**	**19,714**
New accounting standards (IAS 39) implemented prospectively from January 1, 2005 [1)]	279		
Adjusted opening balance	**18,753**	**19,714**	**19,714**
Net income	882	278	-602
Changes in minority interest	0	-3	-130
Sharebased payments	9	6	23
Translation difference	341	389	-233
Change in cash flow hedge reserve	-22	0	0
Change in provision for equity swaps (in accordance with earlier accounting principles)		-34	81
Dividend			-379
Closing balanse	**19,963**	**20,350**	**18,474**

1) Adjustment to Equity at implementation of IAS 39 Financial instruments: Recognition and Measurement

whereof	Adjustment pre-tax	Adjustment post-tax
Cashflow hedge reserve for forecasted intragroup cashflows.	28	20
Fair market valuation of interest derivatives	-23	-16
Fair market valuation of derivatives etc for heging of cash-settled sharebased payments including social security contributions.	404	406
Recognition of derivatives for hedging of equity settled sharebased payments.	-126	-126
Other	-9	-5
Total	**274**	**279**

CASH FLOW STATEMENT

MSEK	Q1 2005	Q1 2004	Full year 2004
Operating activities			
Earnings before tax in continued operations	736	206	1,077
Earnings before tax in discontinued operations	461	311	-1,021
Adjustment for non-cash items			
Depreciation and write-downs in continued operations	333	331	1,318
Depreciation and write-downs in discontinued operations	0	140	566
Provisions	-31	18	226
Unrealized interests and exchange gains/losses	-107	-43	269
Capital gains/losses	-408	0	-127
Income taxes paid	-109	-129	-710
Cash flow from current operations before changes in operating capital	875	834	1,598
Changes in operating capital:			
Inventories	-36	-148	-2
Receivables	59	608	755
Liabilities	-266	-448	510
Cash flow from operating activities	632	846	2,861
Investment activities			
Changes in short term investments	263	-17	-171
Investments in financial fixed assets	0	-8	-355
Disposals of financial fixed assets	469	5	131
Investments in intangible fixed assets	-64	-73	-294
Disposals of intangible fixed assets	0	0	0
Investments in tangible fixed assets	-382	-275	-1,456
Disposals of tangible fixed assets	18	7	104
Cash flow from investment activities	304	-361	-2,041
Financing activities			
Change in loans	-870	-326	-404
Dividend paid	0	0	-379
Cash flow from financing activities	-870	-326	-783
Cash flow this period	66	159	37
Liquid assets, opening balance	437	431	431
Currency effect in liquid assets	19	13	-31
Liquid assets at closing balance	522	603	437

Reconciliation between cash flow statement and operating cash flow

	Q1 2005	Q1 2004	Full year 2004
Cash flow from operating activities	632	846	2,861
Add back: Operating activities in discontinued operations	-461	-451	455
Add back: Provisions and unrealized exchange gains/losses etc	138	25	-495
Add back: Income taxes paid	109	129	710
Add back: Change in operating capital	243	-12	-1,263
Change in operating working capital	-421	-386	-109
Cash flow from investment activities	304	-361	-2,041
Addback: Change in short term investments	-263	17	171
Add back: Non-recurring items	-408		
Add back: Investment activities in discontinued operations	99	86	399
Add back: Acquisitions/divestitures net	-61	6	322
Operating cash flow	**-89**	**-101**	**1,010**

GAMBRO

April 26, 2005

FIVE-YEAR SUMMARY

MSEK	Q1 2005 [3]	Q1 2004 [3]	2004 [3]	2004 [4]	2003 [4]	2002 [4]	2001 [4]	2000 [4]
Revenues	3,359	3,227	13,404	26,617	26,133	27,574	26,720	22,245
Earnings before interest, taxes depreciation and amortizations (EBITDA)	638	525	2,248	2,228	4,334	4,501	3,305	3,983
EBITDA margin %	19.0	16.3	16.8	8.4	16.6	16.3	12.4	17.9
Earnings before interest and taxes (EBIT)	305	194	930	-427	1,581	1,594	281	204
EBIT margin, %	9.1	6.0	6.9	-1.6	6.0	5.8	1.1	0.9
Earnings before tax (EBT)	736	206	1,077	-531	1,530	1,063	-193	-527
Net income	882	278	-602	-1,196	1,422	612	-422	982
Balance sheet								
Total assets	33,034	34,344	32,289	31,555	34,112	36,019	40,151	36,664
Net debt	5,705	5,943	5,820	5,675	5,801	8,369	9,434	7,275
Shareholders equity	19,963	20,350	18,474	18,083	19,756	19,634	22,571	21,897
Cash flow analysis								
Investments in fixed assets	-329	-252	-1,276	-1,675	-2,259	-2,994	-2,465	-1,741
Operating cash flow [1]	-89	-101	1,010	276 [5]	1,754	1,540	-11 [2]	1,103
Change in net debt	115	13 [6]	136 [6]	126	2,568	1,065	-2,159	-2,643
Key ratios								
Return on shareholders equity, %	18.4	5.6	-3.2	-6.3	7.2	2.9	-1.9	4.7
Return on total capital, %	13.0	3.7	4.4	-0.4	5.8	4.6	1.6	0.9
Return on capital employeed, %	12.3	4.5	5.5	-0.5	7.1	5.6	2.0	1.2
Interest coverage ratio	8.9	2.9	3.8	-0.3	4.1	2.6	0.8	0.4
Solidity (equity/assets ratio),%	60	57	57	58	58	55	57	60
Per share data								
Earnings per share, SEK	2.54	0.76	-1.96	-3.47	4.13	1.78	-1.22	2.85
Operating cash flow per share, SEK	-0.26	-0.29	2.93	0.80 [5]	5.09	4.47	-0.03 [2]	3.20
Shareholders equity per share, SEK	58	59	53	52	57	57	65	64
Net asset value per share, SEK	58	59	53	52	57	57	65	64
Dividend per share, SEK	-	-	1.30	1.30	1.10	1.10	1.10	1.10
Total return, Gambro share, %	1.3	1.9	1.4	1.4	1.8	2.3	1.7	1.6
Market value/net profit (p/e-ratio)	9	18	neg	neg	14	27	neg	23
Market value/shareholders equity	166	95	177	180	104	83	100	102
Average and total number of shares outstanding 344,653,288 for all periods								
Statistical data								
Average number of employees	21,469	21,211	21,391	21,391	21,273	20,804	19,534	17,999
Wages, salaries and remunarations incl. social security contributions	2,191	2,281	8,763	8,763	8,961	9,406	9,122	7,191

1) Cash flow before acquisitions and taxes
2) Exclusive capital gain on sale of Thoratec shares
3) Reported in accordance with IFRS
4) Reported in accordance with generally accepted Swedish accounting principles
5) Including U.S Department of Justice settlement MSEK 2,672, SEK 7.75 per share
6) Based on a recalculated net debt for 2003 of MSEK 5,956

Summary of balance sheet adjustment and income effects 2004

IFRS 5, Non-current assets held for sale and discontinued operations, is the standard with most effect on Gambro. The effect is reported in a single column. The effect of implementing IFRS 1-4 etc is reported consolidated in one column. However each type of cost is, in all material aspects, only effected by one new standard. This standard have been used as reference. IFRS 2, Sharebased payments, stipulate that this type of costs shall be recorded as an expense. IFRS 3, Business combinations, says that goodwill shall not be amortized, IAS 17, Leasing, prescribes that all financial leasing arrangement shall be accounted for in accordance with financial leasing rule. IAS 27 Consolidated financial statement requires that minority interests shall not be recognized in Profit and Loss. On April 5, 2005 Gambro published a document that describes its changed accounting standards and re-stated income statements, balance sheets and cash flow statements. The document is available on Gambro's web-site www.gambro.com, under heading Investor Relations and IR News. References below are referring to the published document.

MSEK	Reference	Swedish accounting principles 2004-03-31	Effect of change to: IFRS 1-4 2004-03-31	Effect of change to: IFRS 5 2004-03-31	IFRS 2004-03-31	Swedish accounting principles 2004-12-31	Effect of change to: IFRS 1-4 2004-12-31	Effect of change to: IFRS 5 2004-12-31	IFRS 2004-12-31
Revenues		**6,365**	**0**	**-3,138**	**3,227**	**26,617**	**0**	**-13,213**	**13,404**
Cost of sales	IFRS 3	-4,659	194	2,477	-1,988	-19,310	780	10,144	-8,386
Gross earnings		**1,706**	**194**	**-661**	**1,239**	**7,307**	**780**	**-3,069**	**5,018**
Operating expenses	IFRS 2	-1,332	-2	289	-1,045	-7,734	-188	3,834	-4,088
Earnings before interest and taxes (EBIT)		**374**	**192**	**-372**	**194**	**-427**	**592**	**765**	**930**
Financial items, net	IAS 17	-48	-1	61	12	-104	-5	256	147
Earnings before tax (EBT)		**326**	**191**	**-311**	**206**	**-531**	**587**	**1,021**	**1,077**
Taxes		-221	-18	117	-122	-591	-67	136	-522
Minority Interest	IAS 27	-17	17	0	0	-74	74	0	0
Net income from continuing operations		**88**	**190**	**-194**	**84**	**-1,196**	**594**	**1,157**	**555**
Net income from discontinuing operations		0	0	194	194	0	0	-1,157	-1,157
Net income		**88**	**190**	**0**	**190**	**-1,196**	**594**	**0**	**594**
EBITDA		1,037	0	-512	525	2,228	-179	199	2,248

MSEK	Swedish accounting principles 2004-01-01	Effects of change to IFRS 2004-01-01	IFRS 2004-01-01	Swedish accounting principles 2004-03-31	Effects of change to IFRS 2004-03-31	IFRS 2004-03-31	Swedish accounting principles 2004-12-31	Effects of change to IFRS 2004-12-31	IFRS 2004-12-31
Intangible assets	11,673	-39	11,634	11,992	204	12,196	10,337	668	11,005
Tangible assets	7,868	128	7,996	7,976	128	8,104	7,480	117	7,597
Shares and participations	127	0	127	125	0	125	123	0	123
Long-term receivable	3,014	16	3,030	2,535	-2	2,533	1,657	-51	1,606
Total fixed assets	**22,682**	**105**	**22,787**	**22,628**	**330**	**22,958**	**19,597**	**734**	**20,331**
Current assets									
Inventories	2,349	0	2,349	2,572	0	2,572	2,255	0	2,255
Trade receivable	6,096	0	6,096	6,220	0	6,220	6,858	0	6,858
Other current receivable	2,503	0	2,503	1,923	0	1,923	2,186	0	2,186
Liquid assets	482	0	482	671	0	671	659	0	659
Total current assets	**11,430**	**0**	**11,430**	**11,386**	**0**	**11,386**	**11,958**	**0**	**11,958**
TOTAL ASSETS	**34,112**	**105**	**34,217**	**34,014**	**330**	**34,344**	**31,555**	**734**	**32,289**
SHAREHOLDERS' EQUITY AND LIABILITIES									
Shareholders' equity	19,737	-23	19,714	20,134	216	20,350	18,083	391	18,474
Minority interest	143	-143	0	157	-157	0	87	-87	0
Provisions	2,113	-2,113	0	2,048	-2,048	0	2,208	-2,208	0
Long-term non interest bearing liabilities	0	2,229	2,229	0	1,435	1,435	0	1,784	1,784
Long-term interest bearing liabilities	4,299	141	4,440	4,057	799	4,856	3,809	784	4,593
Current liabilities	7,820	14	7,834	7,618	85	7,703	7,368	70	7,438
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**34,112**	**105**	**34,217**	**34,014**	**330**	**34,344**	**31,555**	**734**	**32,289**

Summary of balance sheet adjustment and income effects 2004 (cont.)

MSEK		January 1, 2004	March 31, 2004	December 31, 2004
Shareholders' equity according to previously applied accounting standards		**19,737**	**20,134**	**18,083**
	Reference			
Add back of goodwill amortizations	IFRS 3	0	255	762
Reclassification from goodwill to intangible assets	IFRS 3	-57	-69	-106
Sharebased payments (cash settled)	IFRS 2	-120	-126	-331
Sharebased payments (equity settled)	IFRS 2	12	19	43
Negative goodwill	IFRS 3	0	0	9
Research and development expenses	IAS 38	18	18	12
Leasing	IAS 17	-28	-28	-28
Minority interest	IAS 27	143	157	87
Tax effect		9	-10	-57
Total adjustment of shareholders' equity		**-23**	**216**	**391**
Shareholders' equity according to IFRS		**19,714**	**20,350**	**18,474**

ASSETS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

MSEK	March 31, 2005	March 31, 2004	April 2004-March 2005	December 31, 2004
DISCONTINUED OPERATIONS				
Revenues	3,280	3,351	14,064	14,135
Earnings before depreciation and amortization (EBITDA)	535	512	-176	-199
Earnings before interest and taxes (EBIT)	535	372	-602	-765
Earnings before tax (EBT)	461	311	-871	-1,021
Taxes	-181	-117	-200	-136
Net income	**280**	**194**	**-1,071**	**-1,157**
ASSETS CLASSIFIED AS HELD FOR SALE				
Tangible fixed assets	1,908			
Other intangible assets	8,916			
Inventory	415			
Other current assets	3,054			
	14,293			
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE				
Account payable	121			
Other current liabilities	2,038			
Provisions	0			
	2,159			

DEFINITIONS

Non-acquired growth: Treatment growth in existing clinics and programs including denovo clinics. (Before used "same-store growth" which only included existing clinics and satellite denovos rather than all denovos.)

Net debt: Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

Return on shareholders' equity: Net income expressed as a percentage of average shareholders' equity.

Return on total capital: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

Return on capital employed: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non-interest bearing operating liabilities, including deferred tax liabilities.

Interest coverage ratio: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

Unless otherwise indicated, all products mentioned in this press release are registered trademarks of Gambro.

GAMBRO MEDICAL OUTCOMES

		2005		2004				2003	
Kt/V		**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**
U.S.	Kt/V average	1.51	1.52	1.51	1.50	1.50	1.52	1.50	1.49
	Kt/V ≥1.2 (%)	90	90	90	89	89	90	89	88
Europe	Kt/V average	1.53	1.52	1.51	1.48	1.48	1.49	1.47	1.46
	Kt/V ≥1.2 (%)	93	92	91	90	89	88	86	87

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

	2005		2004				2003	
Hemoglobin ≥11g/dl, %	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**
U.S.	88	88	87	85	82	81	80	81
Europe	77	78	76	74	74	74	71	71

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. An anemia management program was started during 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/dl.

	2005		2004				2003	
Albumin ≥3.5 g/dl, %	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**
U.S.	79	78	77	77	77	77	77	78
Europe	88	89	89	90	90	89	90	89

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

Above data is only including hemodialysis patients (not peritoneal dialysis patients).

GAMBRO® Renal Products


RECEIVED
MAY 19 2005
202

PRESS RELEASE
April 27, 2005

Gambro to build new manufacturing plant for dialyzers with synthetic membrane in Opelika, Alabama

Gambro Renal Products, a business area belonging to the Gambro Group, will build a new manufacturing plant for dialyzers with synthetic membrane in Opelika, Alabama. The new facility will enable Gambro to increase production capacity with approximately 10 million Polyflux dialyzers annually. Engineering will start in 2005 and it will take about three years before the plant is operational.

Gambro's investment in the new manufacturing plant supports its strategy to further grow in the fast expanding market for dialyzers with synthetic membranes. Since 1999 Gambro has taken investment decisions that in total will result in an increased production capacity of approximately 30 million dialyzers with synthetic membranes per year.

"By building this plant in the U.S., Gambro is well prepared to meet the increased global market demand for dialyzers with synthetic membranes. Gambro is truly committed to meeting the needs of our customers in the Americas and this will allow us to manufacture and deliver high quality dialyzers cost-effectively," says Jon Risfelt, President Gambro Renal Products.

"We chose Opelika, Alabama, as the location for the new plant because Opelika offered us the best opportunity to produce high-quality dialyzers in the most cost-effective way. The skilled labor force available in Opelika and surrounding area was also a strong reason behind our decision. For the people living in this area it means new employment opportunities and for local businesses it means new sub-supplier opportunities," says Tim Doone, Senior Vice President Operations, Gambro Renal Products.

Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute renal and liver dialysis products, therapies and services. With production facilities in 11 countries, sales subsidiaries in over 40 countries and sales in more than 100 countries, Gambro Renal Products is a global leader. The business area has over 7000 employees and more than SEK10 billion in revenues. Gambro Renal Products is a business area belonging to the Gambro Group.

Gambro Renal Products
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

Background information about the Polyflux dialyzer

The Gambro Polyflux dialyzer, also known as an artificial kidney, is used for patients undergoing dialysis. Approximately 400,000 Americans suffer from irreversible kidney failure. This condition, called End Stage Renal Disease (ESRD), is fatal unless a patient receives dialysis or undergoes a kidney transplant. Transplantation is limited due to the shortage of donor organs, so the majority of patients must undergo regular dialysis treatments for three to four hours, three times a week, usually in a clinic, in order to cleanse their blood, a job done normally by healthy kidneys.

For further information please contact:
Tim Doone, Senior Vice President Operations, Gambro Renal Products, tel +1 303-231-4332
Heiko Zimmermann, Vice President Dialyzer Division, Gambro Renal Products, tel +49 7471 17 1415
Anne Bonelli, Communications U.S., Gambro Renal Products, tel +1 303-231-4671
Maria Långberg, Vice President Communications, Gambro Renal Products, tel +46-8-613 65 73

Gambro Renal Products
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com